UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2022

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

26, Gukjegeumyung-ro 8-gil, Yeongdeungpo-gu, Seoul 07331, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Resolution for Cancellation of Treasury Shares

On July 21, 2022, the board of directors of KB Financial Group Inc. (“KB Financial Group”) resolved to cancel 3,455,426 shares of its common stock held as treasury shares. The details are as follows:

Type and Number of Shares to be Cancelled	Common Shares	3,455,426 shares
	Other Shares	—

Total Number of Shares Issued	Common Shares	412,352,494 shares
	Other Shares	—

Par Value per Share		KRW 5,000

Amount of Shares to be Cancelled		KRW 150,000,042,660

Method of Acquisition of Shares to be Cancelled		Existing treasury shares held by KB Financial Group

Scheduled Date of Cancellation		August 1, 2022

Obligation to Report to the Korea Fair Trade Commission		Not applicable

Other Material Information for an Investment Decision

•  Legal basis for the cancellation of treasury shares: Article 343-1 of the Commercial Code of Korea.

•  The cancellation of these shares constitutes the cancellation of treasury shares acquired pursuant to a resolution of the board of directors within the limits of profits available for dividends, and as such, there will be no reduction in the paid-in capital of KB Financial Group.

•  The amount of shares to be cancelled is calculated based on the book value of the treasury shares as of July 21, 2022, the date of the resolution of the board of directors.

•  The scheduled date of cancellation is subject to change based on discussions with the relevant authorities.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: July 21, 2022	By:	/s/ Scott Y. H. Seo
(Signature)

	Name:	Scott Y. H. Seo
	Title:	Senior Managing Director and Chief Finance Officer